SUBSIDIARIES OF THE REGISTRANT




IceSolv, Inc. - a Pennsylvania corporation which was formed in June 1993.

Cannon Sline, Inc. -- a Pennsylvania corporation formed by merger of Oliver B. Cannon & Son, Inc. & Sline Industrial Painters, Inc.

IMCON Painters, Inc. - a Texas corporation which was formed in October, 1996.



Other notes:

(1)	Canisco Resources, Inc. is the survivor by merger of Canisco
Resources, Inc., a Delaware corporation, Nuclear Support Services, Inc., a Virginia corporation and NSS of Delaware, Inc. a Delaware corporation. Shareholder approval of the merger of these entities was received at a Special Meeting of Shareholders held March 29, 1996. The merger was effective May 24, 1996.

(2)	NSS Numanco, Inc. - The stock of NSS Numanco, Inc. was sold to
Nuvest L.L.C. of Tulsa, Oklahoma effective February 25, 	1996.

(3)	Henze Services, Inc. - Substantially all the assets of Henze were sold to Harley Industries, Inc. of Tulsa, Oklahoma in June, 1996.










Exhibit 22